UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HESS CORPORATION

(Exact name of the Registrant as specified in its charter)

Delaware	1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas

New York, N.Y.

10036

(Address of principal executive offices and zip code)

Timothy B. Goodell

Executive Vice President, General Counsel

and Chief Compliance Officer

212-997-8500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD of Hess Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for January 1, 2024 to December 31, 2024 (the “Reporting Period”).

Rule 13p-1 and Form SD require companies to disclose certain information regarding products manufactured, or contracted to manufacture, when: (a) identified products contain one or more of the following minerals: gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (“Conflict Minerals”); (b) Conflict Minerals are necessary to the functionality or production of those products; and (c) Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

The Company is a global exploration and production company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids and natural gas. Less than 1% of the Company’s global revenue for the Reporting Period was derived from the sale of products containing Conflict Minerals.

Conflict Minerals Program

The Company is committed to responsible supply chain practices and has adopted a policy to guide its efforts to identify the sources of Conflict Minerals and comply with Rule 13p-1. The policy is posted on the Company’s website at http://www.hess.com/sustainability/how-we-operate under “Avoiding Use of Conflict Minerals.” The Company established a conflict minerals program (the “Program”) in support of this commitment and the information presented in this report was gathered pursuant to the Program. The Program is comprised of the following three broad areas of activities that are to be conducted annually:

(1)	determine the products that are covered under Rule 13p-1 and which suppliers are in scope;

(2)

conduct a reasonable country of origin inquiry and, if necessary, perform additional due diligence to more fully understand the source and chain of custody of any Conflict Minerals in order to reasonably determine whether the Conflict Minerals originated in any of the Covered Countries; and

(3)	report the results of the due diligence process to the Securities and Exchange Commission (the “SEC”), as well as to relevant stakeholders and the public.

Product Review

The Company had previously performed a review of all products it manufactured or contracted to manufacture to determine whether any products contained one or more Conflict Minerals necessary to the functionality or production of the product. For 2024, the Company examined its operations, including acquisitions and new entities formed by the Company, to identify any additional products the Company manufactured or contracted to manufacture that would be covered by Rule 13p-1. No additional products were identified, resulting in the determination that the following product is subject to Rule 13p-1 for the Reporting Period: toy trucks (the “Covered Product”).

The Company did not manufacture the Covered Product described in this report; rather it contracted the manufacturing of the Covered Product through its supply chain. The Company’s supply chain in respect to the Covered Product includes several third parties between the ultimate manufacturer of the Covered Product and the sources of the Conflict Minerals identified. In this regard, the Company did not purchase Conflict Minerals directly from mines, smelters or refiners. The Company relies on the effective implementation of well-designed Conflict Minerals programs by its direct suppliers of the Covered Product and their immediate suppliers (collectively, the “Suppliers”) to provide accurate and complete Conflict Minerals information for the Covered Product as set forth in the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). The RMI was founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. Each of the Suppliers has adopted a policy to obtain materials from conflict-free sources and has provided the Company with a copy of such policy.

Conflict Minerals Disclosure

Description of Reasonable Country of Origin Inquiry

In accordance with the Program, the Company conducted a good faith reasonable country of origin inquiry with the Suppliers in order to determine whether the Covered Product for the Reporting Period contained Conflict Minerals originating from a Covered Country.

To initiate the reasonable country of origin inquiry, the Company utilized the CMRT. As part of this inquiry, the Company also evaluated whether the Covered Product contained Conflict Minerals that came from recycled or scrap sources during the Reporting Period.

The steps the Company took to conduct the reasonable country of origin inquiry are outlined below.

•

The Company sent the Suppliers a copy of the CMRT along with a cover letter setting forth information about the Conflict Minerals disclosure requirements of the SEC. Representatives from the Company discussed and reviewed the Company’s Conflict Minerals policy and expectations for conflict mineral sourcing and reporting by the Suppliers. The Suppliers were also provided with training documentation on compliance with the Conflict Minerals policy reporting requirements.

•	The Company asked the Suppliers to identify in the CMRT whether any products or product components supplied to the Company during the Reporting Period contained Conflict Minerals.

•	If the Suppliers indicated the use of any Conflict Minerals, the Company requested identification of the smelter or the up-stream supplier from which Conflict Minerals were sourced.

•

In relation to identified up-stream suppliers from whom Conflict Minerals were sourced, the Company requested that the Suppliers forward the CMRT to those up-stream suppliers. The purpose of this request was to assist the Company and the Suppliers in identifying the source and chain of custody of any Conflict Minerals used in the products the Company manufactured or contracted to manufacture during the Reporting Period.

•

The Company asked the Suppliers to provide documentary evidence, such as Conflict Mineral sourcing policies, to support the responses to the CMRT, including that Conflict Minerals used in products the Company manufactured or contracted to manufacture originated from smelters that had been validated by the RMI’s Responsible Minerals Assurance Process.

One of the key tools the Company used in its reasonable country of origin inquiry was the use of the Company’s list of identified risks (“Red Flags”) that enabled the Company to assess the completeness and reasonableness of the responses received from the Suppliers.

For any Red Flags identified, the Company followed up with the Suppliers through electronic communications and phone calls where necessary in order to obtain more complete responses to its inquiries regarding Conflict Minerals. The Company’s efforts to engage with the Suppliers and all responses received from the Suppliers have been documented throughout this process.

Conclusions from the Reasonable Country of Origin Inquiry

As a result of the Company’s good faith reasonable country of origin inquiry, and based on responses from the Suppliers, the Company has no reason to believe that the Conflict Minerals used in the Covered Product during the Reporting Period may have originated in the Covered Countries.

Reporting

In accordance with Rule 13p-1, the Company has filed this Form SD with the SEC and the information in this Form SD and copies of the Company’s Form SD for 2024 and prior year periods may also be found at http://www.hess.com/investors/ under “Financial Information” then “SEC Filings.” The content of the Company’s website referred to in this Form SD is not intended to be incorporated by reference into or part of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned on May 22, 2025.

HESS CORPORATION (Registrant)

By:	/s/ Timothy B. Goodell
Name: Timothy B. Goodell
Title: Executive Vice President, General Counsel and Chief Compliance Officer